Lipidomics, Inc.
Balance Sheets
(Unaudited)

	December 31, 2017	December 31, 2016
ASSETS		
Cash and cash equivalents	$ -	$ -
Total current assets	-	
TOTAL ASSETS	$ -	$ -
LIABILITIES AND SHAREHOLDERS' DEFICIT		
Accounts payable	$ 9,740	$ 1,504
Credit cards payable	8,370	236
Total current liabilities	18,110	1,740
Commitments and contingencies	-	-
Common stock, par value $0.00001, 2,000,000 shares authorized; 1,388,889 issued and outstanding	14	14
Capital in excess of par value	(4)	(4)
Retained deficit	(18,120)	(1,750)
Total shareholders' deficit	(18,110)	(1,740)
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT	$ -	$ -